Exhibit 99.1


Koor Industries Ltd.
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                                                        Office Of Legal Counsel
                                                        21 Ha'arba'ah st.
                                                        Tel-Aviv 64739
                                                        Israel
                                                        Tel.:972-3-6238420
                                                        Fax:972-3-6238425

                                                        26 May 2002


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
The Securities Authority           The Tel Aviv Stock Exchange             The Registrar of Companies
22 Kanfei Nesharim St.             54 Ahad Ha'am St.                       97 Yafo St.
Jerusalem 95464                    Tel Aviv 65202                          Jerusalem 91007
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Fax: 02-6513940                    Fax: 03-5105379
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Dear Sirs,

Re:   Immediate Report (NO. 09/2002)
      Koor Industries Ltd. (Company No. 52-001414-3)
      ----------------------------------------------

Koor Industries Ltd. (hereinafter: "Koor" or "The Company") hereby announces as follows:

     1. Today, the Company is publishing in the United States a press release regarding the following matter:

          o Reaction to information published in the Israeli press regarding reclassification of "foreign currency translation adjustments" item in the shareholders' equity.

     2.   Attached please find the press release.



                                            Yours Sincerely,


                                            Shlomo Heller, Adv.
                                              Legal Counsel



KOOR INDUSTRIES LTD. REACTS TO INFORMATION PUBLISHED IN THE ISRAELI PRESS REGARDING RECLASSIFICATION OF "FOREIGN CURRENCY TRANSLATION ADJUSTMENTS"
ITEM IN THE SHAREHOLDERS' EQUITY

TEL AVIV, Israel - May 26, 2002 - Koor Industries (NYSE:KOR) ("Koor" or "the Company"), a leading Israeli investment holding company, announced today that the management of the Company will recommend to its Board of Directors tomorrow to reclassify the Shareholder's Equity item "foreign currency translation adjustments" in the Company's first quarter 2002 financial results, as "Retained Earnings". The reclassified item relates to Tadiran Ltd. ("Tadiran") that recently entered voluntary liquidation, following the sale of a substantial share of Tadiran's real estate.

Based on accepted accounting principles, the company will be required to reclassify this item by including it in the company's Statement of Income as an "Other Expense", and consequentially in the Retained Earnings. However, since this reclassification is between the different Shareholders' Equity items, it does not affect the Company's total Shareholders' Equity.

Koor acquired wholly-owned Tadiran in the early 80's. Tadiran's accounting currency was the US dollar ("dollar"), while Koor's accounting currency is the New Israeli Shekel ("shekel" or "NIS"). As at March 31, 2002 the "foreign currency translation adjustments" item in Koor's Shareholders' equity totaled NIS 383 million ($82 million), as a result of years of accumulated differences between the change in the Consumer Price Index-linked shekel and the dollar.

Following the spin-off of the Elisra Group's shares from Tadiran to Koor, and the recent sale of a substantial share of Tadiran's real estate, Tadiran entered into voluntary liquidation. The financial reorganization culminating with the voluntary liquidation brought substantial cash flow savings to Koor. However, according to Israeli and international accounting standards, voluntary liquidation requires reclassifying of the foreign currency adjustments item as an expense in the Statement of Income, and then as an entry in the Retained Earnings - not affecting the company's Shareholders' Equity, but technically affecting the Statement of Income.

Once Koor's Board of Director's approves the reclassification, the Company's Financial Statement for the first quarter of 2002 will include the reclassification.

Yuval Yanai, Senior Vice President and Chief Financial Officer said "We chose to initiate the voluntary liquidation of Tadiran Ltd. since it is the correct business decision, which stands to have a substantial positive impact on the company's cash flow." He added "This is the case of a business consideration outweighing any accounting consideration, since this is a technical accounting entry and has no impact on the company's Shareholder's Equity."

                                                                 About Koor

Koor Industries Ltd. is one of Israel's largest and leading investment holding companies. Koor Industries invests actively in telecommunications through its holdings in ECI Telecom, Telrad Networks, and Nortel Networks Israel and owns controlling stakes in Israel's major defense electronics companies through the Elisra Group, and in Agro-chemicals through MA Industries. Koor Industries, through its Koor Corporate Venture Capital arm invests in early stage high growth Israeli companies in the areas of telecommunications technologies, information technology, semiconductors, life sciences. Koor Industries is traded on the Tel Aviv and New York Stock Exchanges (NYSE:KOR).

For further information, please contact:

Yuval Yanai
Senior Vice  President and CFO
Koor Industries Ltd.
Tel. +9723 6238 310
Fax. +9723 6238 313
www.koor.com
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Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.